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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

July 21, 2003

Provalis plc
(Translation of Registrant's Name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of Principle Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Immediate Release	21 July 2003

PROVALIS PLC

Notification Of Preliminary Results for the Year Ended 30 June 2003

Tuesday 2 September 2003

        On behalf of our client, Provalis plc (LSE: PRO; NASDAQ: PVLS), the Medical Diagnostics and Pharmaceuticals Group, we notify the London Stock Exchange that the Company will be announcing its Preliminary Results for the year ended 30 June 2003 on Tuesday 2 September 2003.

        Meetings to be scheduled for the day are:

Analysts:	10.00am
Press:	11.30am

        Both meetings will be held at Buchanan Communications, 107 Cheapside, London EC2V 6DN.

        For further information please call:

Lisa Baderoon Buchanan Communications	Tel: 020 7466 5000

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provalis plc
Date: July 21, 2003	By:	/s/ LEE GREENBURY Name: Lee Greenbury Title: Secretary

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PROVALIS PLC Notification Of Preliminary Results for the Year Ended 30 June 2003 Tuesday 2 September 2003
SIGNATURES